

Mail Stop 4628

September 20, 2017

Brent J. Smolik
President and Chief Executive Officer
EP Energy Corporation
1001 Louisiana Street
Houston, TX 77002

> **Re:** **EP Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 1-36253**
> **EP Energy LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 333-183815**

Dear Mr. Smolik:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

EP Energy Corporation

Form 10-K for the fiscal year ended December 31, 2016

General

1.   Please note that the comments below also apply to corresponding items in the Form 10-K for the fiscal year ended December 31, 2016 for EP Energy LLC.

Business, page 1

Oil and Natural Gas Properties, page 4

Proved Undeveloped Reserves, page 5

2.   You indicate that, for the year ended December 31, 2016, you removed 98MMBoe of
PUD reserves due to reductions in your estimated capital in your five year development
plan. For each of your operating areas and in total, tell us when the locations and
volumes underlying these PUD reserves were initially recorded. Additionally, indicate,
in reasonable detail, the extent to which any of the scheduled development dates for these
locations and volumes were changed between the time they were initially recorded and
when they were removed.

3.   Provide us with a roll-forward of your PUD reserves for the years ended December 31,
2015 and December 31, 2016 which shows, by year initially recorded, the beginning
balance, purchases of minerals in place, extensions and discoveries, revisions due to
prices, revisions due to other than prices, transfers to proved developed, and ending
balance. For changes due to other than prices, provide a reasonably detailed discussion
of the specific reasons.

4.   Provide us with a schedule that reconciles costs incurred to convert PUD volumes to
developed of $281 million per the disclosure on page 6 to total development costs
incurred of $472 million per the disclosure on page 87.

5.   Disclosure on page 5 of your Form 10-K for the fiscal year ended December 31, 2015
indicates that you planned to spend $746 million to develop your PUD reserves during
2016. Please reconcile this amount to the actual amount spent of $281 million.
Additionally, given the large difference between planned and actual spending, explain to
us, in reasonable detail, your basis for concluding that you had adopted a development
plan with respect to your PUD volumes as of December 31, 2015. As part of your
response, tell us, by area, the locations and volumes scheduled for development during
2016 according to the plan underlying your PUD volumes as of December 31, 2015 and
explain how this compares to actual locations and volumes developed during 2016.
Please note that the mere intent to develop, without more, does not constitute "adoption"
of a development plan and therefore would not, in and of itself, justify recognition of
reserves. See Compliance and Disclosure Interpretation 131.04.

6.   Disclosure on page 5 of your Form 10-K for the fiscal year ended December 31, 2015
indicates that 145MMBoe of your PUD volumes had negative value when discounted at
10 percent. Provide us with a roll-forward that explains the disposition of these volumes
during and as of the year ended December 31, 2016.

7.　　Provide us with a schedule that shows, by area, PUD locations and volumes scheduled for development during 2017 according to the plan underlying your PUD volumes as of December 31, 2016. Explain how actual development to date has compared to your plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 50

8.　　You disclose that you have derivative contracts for 2017 and 2018 at a weighted average price of $61.66 and $60.00 per barrel, respectively. However, based on footnote 2 to the table on page 41, we understand that these contracts are subject to reset provisions in the event that actual prices fall below certain specific levels. If our understanding is incorrect, explain this to us. Otherwise, revise the disclosure here and elsewhere in your filing as may be necessary to provide a more complete description of the terms of your derivative contracts.

　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or me at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Brad Skinner

　　　　　　　　　　Brad Skinner
　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　Office of Natural Resources